

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 23, 2015

Via E-mail
Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Huston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed January 16, 2015**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Index to Financial Statements, page 34

1.   We note your response to comment 3. As previously requested, please revise to reflect accurate page numbers in future amendments. We note in several instances that the index do not match to the actual page number. For example, the balance sheets as of September 30, 2014 and December 31, 2013 were not on page 36.

Statements of Operations, page 36

2.   Please present your net loss per share and weighted average shares outstanding used to determine your net loss per share.

Statements of Operations, page 36
Statements of Cash Flow, page 37

3. Please revise the column "as of September 30, 2014" to "for the nine months September 30, 2014" on pages 36 and 37.

4. We note your response to comment 5. As previously requested, please revise to provide the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013.

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2012 to September 30, 2014, page 38

5. We note your response to comment 6. As previously requested, please revise the FY 2013 and 2012 financial statements and related notes to the financial statements to give a retroactive effect to the change of par value on June 13, 2014.

6. We note your response to comment 7. You indicated that you had made the required changes. However, it was still not clear to us when those stock subscriptions were issued and how the amount of $83,500 was reflected in the statements of cash flows. Further, please describe how your changes reconcile to your statements of changes in Stockholders' Equity (Deficit).

2. Summary of Significant Accounting Policies
Revenue Recognition, pages 41 and 53

7. We note your response to comment 9. You indicated that you recognized revenue when payments were received rather than when the service was performed in accordance with ASC 605-10-25. Please tell us why your accounting is appropriate pursuant to ASC 605-10-25. In that regard, please tell us how much revenue recognized for services that were not performed at September 30, 2014 and December 31, 2013, respectively.

5. Investment, pages 44 and 55

8. We note your response to comment 10. Please revise and disclose the fair value of the property as of each balance sheet date and disclose how you determined such value. We note that you disclosed the fair value at approximately $127,000 as of 2011.

6. Note Payable, page 44

9. We note that the $75,000 loan has a maturity date of June 27, 2015. Please tell us why this loan is not presented in your balance sheet as current liability.

9. Note Payable, page 56

10.   We note your response to comment 12. As previously requested, please also reconcile the short-term and long-term note payable on the balance sheet for each note disclosed in the footnote.

11.   We note your response to our comment 14. You indicated that the convertible note of $234,309 was converted into common stock in 2013. This appears to be an equity transaction. As previously requested, please tell us how you presented such conversions in the statements of shareholders' equity (deficit). In addition, please tell us your accounting of $234,309 when the note was converted. It appears that you presented as a financing activity in the statements of cash flows.

Balance Sheet, page 47

12.   Please delete the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013 on the balance sheet.

Statements of Operations, page 48
Statements of Cash Flows, page 49

13.   We note your response to comment 15. As previously requested, please revise to provide the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013.

Statements of Operations, page 48

14.   Please present your net loss per share and weighted average shares outstanding used to determine your net loss per share for 2013 and 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Warren Archer, Esq.